CUSIP No.805423 10 0                                         Page 1 of 12 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No.1)1

                        SAVVIS Communications Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   805423 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                  Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500              Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan M. Rather            New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.805423 10 0                                          Page 2 of 12 Pages

1)   Name of Reporting Person              Welsh, Carson, Ander-
     and I.R.S. Identification              son & Stowe VIII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
________________________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds                             WC, OO
________________________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
________________________________________________________________________________
6)   Citizenship or Place
     of Organization                            Delaware
________________________________________________________________________________
Number of                    7)   Sole Voting   136,726,000 shares of
Shares Beneficially                Power        Common Stock
Owned by Each                                   (including shares
Reporting Person                                issuable upon
With                                            conversion of preferred
                                                stock)
                             ___________________________________________________
                             8)   Shared Voting
                                   Power               -0-
                             ___________________________________________________
                             9)   Sole Disposi- 136,726,000 shares of
                                   tive Power   Common Stock
                                                (including shares
                                                issuable upon
                                                conversion of preferred
                                                stock)
                             ___________________________________________________
                             10)  Shared Dis-
                                   positive Power      -0-
                             ___________________________________________________
11)  Aggregate Amount Beneficially       136,726,000 shares of
      Owned by Each Reporting Person     Common Stock
                                         (including shares
                                         issuable upon
                                         conversion of preferred
                                         stock)
________________________________________________________________________________
12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
________________________________________________________________________________
13)  Percent of Class
     Represented by                      60.7%
     Amount in Row (11)
________________________________________________________________________________
14)  Type of Reporting
     Person                                            PN

CUSIP No.805423 10 0                                          Page 3 of 12 Pages

1)   Name of Reporting Person              Welsh, Carson, Ander-
     and I.R.S. Identification              son & Stowe VII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
________________________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds                             WC
________________________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
________________________________________________________________________________
6)   Citizenship or Place
     of Organization                            Delaware
________________________________________________________________________________
Number of                    7)   Sole Voting   11,411,566 shares of
Shares Beneficially                Power        Common Stock (including
Owned by Each                                   shares issuable upon
Reporting Person                                conversion of
With                                            preferred stock)
                             ___________________________________________________
                             8)   Shared Voting
                                   Power               -0-
                             ___________________________________________________
                             9)   Sole Disposi- 11,411,566 shares of
                                   tive Power   Common Stock
                                                (including shares
                                                issuable upon conversion
                                                of preferred stock)
                             ___________________________________________________
                             10)  Shared Dis-
                                   positive Power      -0-
                             ___________________________________________________
11)  Aggregate Amount Beneficially       11,411,566 shares of
      Owned by Each Reporting Person     Common Stock
                                         (including shares
                                         issuable upon conversion
                                         of preferred stock)
________________________________________________________________________________
12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
________________________________________________________________________________
13)  Percent of Class
     Represented by                      11.1%
     Amount in Row (11)
________________________________________________________________________________
14)  Type of Reporting
     Person                                            PN

CUSIP No.805423 10 0                                          Page 4 of 12 Pages

1)   Name of Reporting Person              Welsh, Carson, Ander-
     and I.R.S. Identification              son & Stowe VI, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
________________________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds                             WC
________________________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
________________________________________________________________________________
6)   Citizenship or Place
     of Organization                            Delaware
________________________________________________________________________________
Number of                    7)   Sole Voting   15,221,291 shares
Shares Beneficially                Power        of Common Stock
Owned by Each                                   (including shares
Reporting Person                                issuable upon conversion
With                                            of preferred stock)
                             ___________________________________________________
                             8)   Shared Voting
                                   Power               -0-
                             ___________________________________________________
                             9)   Sole Disposi- 15,221,291 shares of
                                   tive Power   Common Stock
                                                (including shares
                                                issuable upon conversion
                                                of preferred stock)
                             ___________________________________________________
                             10)  Shared Dis-
                                   positive Power      -0-
                             ___________________________________________________
11)  Aggregate Amount Beneficially       15,221,291 shares of
      Owned by Each Reporting Person     Common Stock
                                         (including shares
                                         issuable upon conversion
                                         of preferred stock)
________________________________________________________________________________
12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
________________________________________________________________________________
13)  Percent of Class
     Represented by                      14.5%
     Amount in Row (11)
________________________________________________________________________________
14)  Type of Reporting
     Person                                            PN

CUSIP No.805423 10 0                                          Page 5 of 12 Pages

1)   Name of Reporting Person              WCAS Capital
     and I.R.S. Identification              Partners II, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
________________________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds                         Not Applicable
________________________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
________________________________________________________________________________
6)   Citizenship or Place
     of Organization                              Delaware
________________________________________________________________________________
Number of                    7)   Sole Voting   667,761 shares of
Shares Beneficially                Power        Common Stock
Owned by Each
Reporting Person
With                         ___________________________________________________
                             8)   Shared Voting
                                   Power               -0-
                             ___________________________________________________
                             9)   Sole Disposi- 667,761 shares of
                                   tive Power   Common Stock
                             ___________________________________________________
                             10)  Shared Dis-
                                   positive Power      -0-
                             ___________________________________________________
11)  Aggregate Amount Beneficially       667,761 shares of
      Owned by Each Reporting Person     Common Stock
________________________________________________________________________________
12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
________________________________________________________________________________
13)  Percent of Class
     Represented by                      0.7%
     Amount in Row (11)
________________________________________________________________________________
14)  Type of Reporting
     Person                                PN

CUSIP No.805423 10 0                                          Page 6 of 12 Pages

1)   Name of Reporting Person              WCAS Information
     and I.R.S. Identification              Partners, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
________________________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds                              Not Applicable
________________________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                         Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
________________________________________________________________________________
6)   Citizenship or Place
     of Organization                               Delaware
________________________________________________________________________________
Number of                    7)   Sole Voting     65,357 shares of
Shares Beneficially                Power          Common Stock
Owned by Each
Reporting Person             ___________________________________________________
With                         8)   Shared Voting
                                   Power               -0-
                             ___________________________________________________
                             9)   Sole Disposi-   65,357 shares of
                                   tive Power     Common Stock
                             ___________________________________________________
                             10)  Shared Dis-
                                   positive Power      -0-
                             ___________________________________________________
11)  Aggregate Amount Beneficially                65,357 shares of
      Owned by Each Reporting Person              Common Stock
________________________________________________________________________________
12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
________________________________________________________________________________
13)  Percent of Class
     Represented by                            less than 0.1%
     Amount in Row (11)
________________________________________________________________________________
14)  Type of Reporting
     Person                                    PN

CUSIP No.805423 10 0                                          Page 7 of 12 Pages

1)   Name of Reporting Person              WCAS Management
     and I.R.S. Identification              Corporation
     No. of Above Person, if
     an Entity (Voluntary)
________________________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds                             WC, OO
________________________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                        Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
________________________________________________________________________________
6)   Citizenship or Place
     of Organization                             Delaware
________________________________________________________________________________
Number of                    7)   Sole Voting   34,666 shares of
Shares Beneficially                Power        Common Stock
Owned by Each                                   (including shares
Reporting Person                                issuable upon
With                                            conversion of
                                                preferred stock)
                             ___________________________________________________
                             8)   Shared Voting
                                   Power               -0-
                             ___________________________________________________
                             9)   Sole Disposi- 34,666 shares of
                                   tive Power   Common Stock
                                                (including shares
                                                issuable upon
                                                conversion of
                                                preferred stock)
                             ___________________________________________________
                             10)  Shared Dis-
                                   positive Power      -0-
                             ___________________________________________________
11)  Aggregate Amount Beneficially              34,666 shares of
      Owned by Each Reporting Person            Common Stock
                                                (including upon
                                                conversion of
                                                preferred stock)
________________________________________________________________________________
12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
________________________________________________________________________________
13)  Percent of Class
     Represented by                             less than 0.1%
     Amount in Row (11)
________________________________________________________________________________
14)  Type of Reporting
     Person                                      CO

CUSIP No.805423 10 0                                          Page 8 of 12 Pages


                         Amendment No. 2 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission")on March 8, 2000 and Amendment No. 1 thereto filed on March 15, 2001 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The following Items of the 13D are hereby amended as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.
          --------------------------------------------------

          Item 3 is hereby amended by adding the following thereto:

          On March 18, 2002, WCAS VIII, WCAS VII, WCAS VI and WCAS acquired an aggregate 113,765 shares of Series A Convertible Redeemable Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), pursuant to a Securities Purchase Agreement, dated as of March 6, 2002, among the Issuer and the purchasers named therein, including WCAS VIII, WCAS VII, WCAS VI and WCAS (the "Series A Preferred Stock Purchase Agreement"). The Series A Preferred Stock Purchase Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto. Certain managing members of VIII Associates, general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and WCAS Principals (together with WCAS VIII, WCAS VII, WCAS VI and WCAS, the "WCAS Purchasers") also acquired an aggregate 3,348 shares of Series A Preferred Stock pursuant to the Series A Preferred Stock Purchase Agreement. The Series A Preferred Stock is convertible, at any time after the Effective Date (as defined in the Certificate of Designations for the Series A Preferred Stock), into Common Stock at a conversion price of $0.75, subject to adjustment in certain circumstances described in the Certificate of Designations for the Series A Preferred Stock. The Certificate of Designations for the Series A Preferred Stock is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The purchase price for the Series A Preferred Stock was $1,000 per share. As further described in the Series A Preferred Stock Purchase Agreement, a portion of the purchase price for the Series A Preferred Stock paid by the WCAS Purchasers who held 10% Convertible Senior Secured Notes due 2006 of the Issuer (as defined in Amendment No. 1 to the Schedule 13D, "Notes") was paid by the exchange of the indebtedness represented by the Notes, plus interest, whereupon all of the Notes were retired and cancelled. The source of funds for the remainder of the purchase price paid by the WCAS Purchasers who held Notes, and for the entire purchase price paid by the WCAS Purchasers who did not hold Notes, was the working capital, or funds available for investment, of WCAS VIII, WCAS VII, WCAS VI and WCAS, and the personal funds of the individual purchasers.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 94,732,948 shares

CUSIP No.805423 10 0                                          Page 9 of 12 Pages

of Common Stock outstanding as of March 6, 2002,and gives effect to the conversion of all shares of Series A Preferred Stock held by each entity and individual named below.

          (a)

          WCAS VIII AND VIII ASSOCIATES
          -----------------------------

          WCAS VIII owns 136,726,000 shares of Common Stock, or approximately 60.7% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCAS VII AND VII PARTNERS
          -------------------------

          WCAS VII owns 11,411,566 shares of Common Stock, or approximately 11.1% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS VI AND VI PARTNERS
          -----------------------

          WCAS VI owns 15,221,291 shares of Common Stock, or approximately 14.5% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

          WCAS CP II AND CP II PARTNERS
          -----------------------------

          WCAS CP II owns 667,761 shares of Common Stock, or approximately 0.7% of the Common Stock outstanding. CP II Partners, as the general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

          WCAS IP AND INFO PARTNERS
          -------------------------

          WCAS IP owns 65,357 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          WCAS
          ----

          WCAS owns 34,666 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          MANAGING MEMBERS OF VIII ASSOCIATES, GENERAL PARTNERS OF VII PARTNERS, VI PARTNERS, CP II PARTNERS AND INFO PARTNERS AND WCAS PRINCIPALS
          ------------------------------------------------------------

          (i) Patrick J. Welsh owns 1,428,128 shares of Common Stock, or approximately 1.5% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 1,259,809 shares of Common Stock, or approximately 1.3% of the Common Stock outstanding.

CUSIP No.805423 10 0                                         Page 10 of 12 Pages

          (iii) Bruce K. Anderson owns 1,527,350 shares of Common Stock (including shares held in an IRA account), or approximately 1.6% of the Common Stock outstanding.

          (iv) Richard H. Stowe owns 127,470 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (v) Andrew M. Paul directly beneficially owns 890,666 shares of Common Stock and indirectly beneficially owns (through a family limited partnership of which he is a general partner) 22,447 shares of Common Stock, or in the aggregate approximately 1.0% of the Common Stock outstanding.

          (vi) Thomas E. McInerney owns 1,259,809 shares of Common Stock, or approximately 1.3% of the Common Stock outstanding.

          (vii) Laura VanBuren owns 9,335 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) James B. Hoover owns 84,931 shares of Common Stock (including shares held in an IRA account),or less than 0.1% of the Common Stock outstanding.

          (ix) Robert A. Minicucci owns 418,568 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

          (x) Anthony J. deNicola owns 177,755 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (xi) Paul B. Queally owns 36,840 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) Lawrence B. Sorrel owns 113,333 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (xiii) Jonathan M. Rather owns 1,066 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and WCAS, respectively. Each of the managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals disclaims beneficial ownership of all securities other than those he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Associates and/or a general partner of VII Partners, VI Partners, CP II Partners and/or INFO Partners, and/or as a WCAS Principal, as the case may be, in the securities owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and/or WCAS.

          (c) On March 18, 2002, WCAS transferred an aggregate 1,991 shares of Series A Preferred Stock to certain of its affiliates, including Patrick J. Welsh and Thomas E. McInerney.

CUSIP No.805423 10 0                                         Page 11 of 12 Pages

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP or WCAS.

          (e) Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER.
          ------------------------------------------

          Item 6 is hereby amended by adding the following thereto:

          The Issuer has agreed, pursuant to an Investor Rights Agreement dated as of March 6, 2002 (the "Investor Rights Agreement"), to grant certain registration rights to the WCAS Purchasers with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and other shares of Common Stock held by the WCAS Purchasers. The Investor Rights Agreement is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto. The WCAS Purchasers have agreed, pursaunt to the Investor Rights Agreement, to terminate the two existing Registration Rights Agreements that were entered into with the Issuer in connection with purchases of securities of the Issuer in February 2000 and February 2001.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Exhibit A - Series A Preferred Stock Purchase Agreement

          Exhibit B - Certificate of Designations for the Series A Preferred
          Stock

          Exhibit C - Investor Rights Agreement

CUSIP No.805423 10 0                                         Page 12 of 12 Pages


                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, L.L.C.,
                                          General Partner

                                    By:/s/Jonathan M. Rather
                                       --------------------------
                                          Managing Member

                                    WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                    By:  WCAS VII Partners, L.P.,
                                          General Partner

                                    By:/s/Jonathan M. Rather
                                       --------------------------
                                          General Partner

                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P.,
                                          General Partner

                                    By: /s/Jonathan M. Rather
                                       --------------------------
                                          Attorney-in-Fact


                                    WCAS CAPITAL PARTNERS II, L.P.
                                    By: WCAS CP II Partners,
                                          General Partner

                                    By: /s/Jonathan M. Rather
                                       --------------------------
                                          Attorney-in-Fact


                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner

                                    By: /s/Jonathan M. Rather
                                       ---------------------------
                                          Attorney-in-Fact


                                    WCAS MANAGEMENT CORPORATION

                                    By: /s/Jonathan M. Rather
                                       ---------------------------
                                          Vice President, Secretary
                                          and Treasurer



Dated: March 20, 2002